ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 4, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler/Daniel Greenspan/Austin Stephenson/John Krug – Legal; Sasha Parikh/Andrew Mew – Accounting

Re: SEC Comment Letter dated February 28, 2014 Akebia Therapeutics, Inc. – Registration Statement on Form S-1 (File No. 333-193969)

Ladies and Gentlemen:

On behalf of Akebia Therapeutics, Inc. (“we” or the “Company”), set forth below is the Company’s response to the letter dated February 28, 2014 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John P. Butler, the Company’s President and Chief Executive Officer, with respect to the Company’s Form S-1, File No. 333-193969 (the “Registration Statement”) that was filed with the Commission. The response set forth below is based upon information provided to Ropes & Gray LLP by the Company.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated February 28, 2014 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

Securities and Exchange Commission	- 2 -	March 4, 2014

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Stock-Based Awards

December 31, 2013 Valuation, page 62

1. Regarding your PWERM analysis at December 31, 2013, you state that for the IPO scenario, you considered the enterprise values of guideline public companies and the pricing of IPOs completed by clinical-stage drug development companies in the year preceding your appraisal date. To substantiate the significant increase in your fair value at December 31, 2013 from September 30, 2013, please tell us in more detail how the change in probability from 33% to 70% in an IPO scenarios with the consideration of the above affected your valuation. In addition, clarify for us:

•	the number of guideline public companies and the number of IPO’s completed you observed;

•	the increase, or step-up, in per share value from the preferred financing preceding the IPO to the common stock value in the IPO was and how this relates to your analysis; and

•	the equity value of each IPO company, not including the proceeds of the IPO and how this relates to your analysis.

Response to Comment 1:

In an IPO scenario, preferred stock is assumed to convert to common stock, thus eliminating the liquidation preference on preferred stock and the difference in value between preferred stock and common stock. Accordingly, as the probability of an IPO increases, the value of common stock increases relative to preferred stock.

In September 2013, we estimated the present value of our common stock in an IPO as $20.16. This per share value represents our estimated pre-money equity value of $175 million in an IPO divided by our shares outstanding and discounted to present value. Lower values were associated with other scenarios (i.e., sale of the Company or liquidation). In December 2013, we estimated the present value of our common stock in an IPO as $19.68 (based on our estimated pre-money equity value of $170 million). While the estimated pre-money equity value in an IPO decreased from $175 million to $170 million, the increase in IPO probability from 33% to 70%, as well as a reduction in the discount for lack of marketability from 12% to 8%, contributed to an increase in the value of our common stock from $6.60 to $12.99.

Securities and Exchange Commission	- 3 -	March 4, 2014

A summary of the calculations underlying our IPO scenario is provided below:

Future IPO Value

Dollars in thousands, except per share

	9/30/13		12/31/13
Appraisal date
Average GPC enterprise value	$497,609.587		$602,864.348
IPO discount	25%		25%
Discount for lack of product diversification	10%		10%

IPO value indicated by GPCs	$323,446		$391,862
Weight assigned to this method	10%		0%

Weighted value	$32,345		$0

Average IPO step-up	1.24458	x	1.31035	x
Series C price	$14.00		$14.00

Indicated IPO price	$17.42		$18.34

Shares outstanding	7,796.358		8,194.655

IPO value indicated by step-up	$135,845		$150,330
Weight assigned to this method	45%		50%

Weighted value	$61,130		$75,165

Average IPO pre-money value	$180,825.327		$188,849.305
Weight assigned to this method	45%		50%

Weighted value	$81,371		$94,425
Weighted-average IPO value	$174,846		$169,590

Securities and Exchange Commission	- 4 -	March 4, 2014

In September 2013, we considered the average enterprise value of eight guideline public companies (GPCs). We considered the step-up multiples for 26 recentIPOs and the pre-money values of 27 IPOs. In December 2013, we considered the average enterprise value of eight GPCs. We considered the step-up multiples for 29 recent IPOs and the pre-money values of 30 IPOs.

The number of IPOs that we considered changed from September 2013 to December 2013 because, in December, we included IPOs completed after September 30, 2013, and we excluded IPOs completed before December 31, 2012. All of the companies in the comparison set were in the biotechnology industry and were of sufficient similarity to us in terms of development stage and other operating metrics.

For each of the IPO companies considered, the step-up is the ratio of the IPO price to the price of the preferred financing which precedes the IPO. Since the step-up ratio is calculated on a per share basis, the calculation may include an adjustment for stock splits.

To estimate our future IPO price, we apply the average step-up ratio for the IPO companies to the per share price of our most recent preferred financing, which was the May 2013 Series C preferred stock financing. The product of the average step-up ratio times the Series C preferred stock price is assumed to indicate the price of our future offering. This price multiplied by the number of shares outstanding is an indicator of our pre-money value in an IPO.

For each of the IPO companies considered, we multiply the offering price per share by the number of shares outstanding before the offering. The product is the pre-money value. We consider the average pre-money value of the IPO companies as another indicator of our potential value in an IPO.

Notes to Financial Statements

Note 12. Stock-Based Compensation

Restricted Stock, page F-34

2. With regards to your December 23, 2013 issuance of 257,271 shares of restricted stock to employees and 45,181 shares of restricted stock to non-employees, you indicate that “Due to the nature of the performance condition, recognition of compensation cost has been deferred until the occurrence of a Liquidity Event, as defined”. Please tell us the accounting guidance you relied on that supports your accounting, separately for restricted stock issued to employees and non-employees. In this regard, please address the following:

•	Tell us the number of restricted stock for which the service period was complete upon grant and those that were not, separately for restricted shares issued to employees and non-employees;

•	Considering your December 31, 2013 PWERM analysis where you indicate an IPO probability of 70%, tell us why a liquidity event is not probable and does not require accrual. Refer to ASC 718-10-25-20 and ASC 505-50-30, as applicable.

•	Explain to us how you derived the stock-based compensation expense and the number of shares issued associated with awards that contain a performance based condition contingent upon occurrence of a liquidating event regarding the calculation of basic and diluted pro forma net loss per share applicable to common stockholders as presented in Note 15 on page F-39. We note that you have restricted stock awards issued on December 23, 2013 but it is unclear how you consider them in the calculations.

Securities and Exchange Commission	- 5 -	March 4, 2014

Response to Comment 2:

On December 23, 2013, the Company issued 257,271 shares of restricted stock to employees and 45,181 shares of restricted stock to non-employees. The awards of restricted stock contain a performance condition wherein vesting is contingent upon the Company’s consummation of a Liquidity Event, prior to the fifth anniversary of the date of grant. A Liquidity Event is defined in the restricted stock agreements and the underlying plan as the consummation of an initial public offering of our common stock or a deemed liquidation event (i.e., liquidation of the Company or other change in control). The awards also maintain requisite service requirements as follows:

Recipient type	Service condition	Number of awards granted
Employee	Four year requisite service period	254,771
	Requisite service period complete upon grant	2,500
Non-employee	Four year requisite service period	42,481
	Requisite service period complete upon grant	2,700

Assessment of probability

The consummation of a Liquidity Event represents a performance condition that affects vesting under ASC 718-10-20. Under ASC 718, compensation cost must be recognized over the requisite service period if it is probable that the performance condition will be satisfied (ASC 718-10-25-20). ASC 718-20-55-40 states that “the amount of compensation cost recognized (or attributed) when achievement of a performance condition is probable depends on the relative satisfaction of the performance condition based on performance to date.” We believe that “probable” is generally interpreted as in excess of a 70% likelihood of occurrence. We acknowledge the IPO probability assumption of 70% implicit in the PWERM computation for determining the fair value of the Company’s common stock at December 31, 2013. As this probability threshold is not in excess of 70%, it does not meet the definition of ‘probable’ as noted above. Furthermore, we do not believe this probability assumption is relevant in the determination of whether a vesting condition will be satisfied. The fair value of the Company’s common stock is based on the fair value framework codified within ASC 820. Under the ASC 820 framework, fair value is a market-based measurement, not an entity-specific measurement, and as such is determined based on assumptions market participants would consider in pricing the Company’s common stock. The assessment of probability when determining whether an award will vest does not consider market participant assumptions. In this regard, because the consummation of a Liquidity Event is a condition outside of the control of the Company, we cannot assert that such a condition will be satisfied and is therefore probable of being achieved.

Historically, compensation cost related to performance options that only vest on consummation of a business combination was recognized when the business combination was consummated. Accordingly, recognition of compensation cost was deferred until consummation of the transaction, even when it became likely that the business combination would be consummated. This position is based on the principle established in the business combinations literature in paragraphs 805-20-55-50 through 51. We believe a similar approach should be applied under ASC 718 and also should be applied to other types of liquidity events, such as initial public offerings and change in control events. This view is consistent with the published literature of the “Big Four” accounting firms (for example, see section 4.4.2.2.1 of the EY Financial Reporting Developments publication, “Share-based payment”). We believe this would apply to both employee and non-employee awards.

Securities and Exchange Commission	- 6 -	March 4, 2014

Accordingly, we have not recognized compensation cost associated with our performance based restricted stock awards as they do not meet the probability threshold under ASC 718-10-25-20.

Accounting framework

As structured, a holder of our restricted stock award is not required to provide continued service through the satisfaction of the performance condition to retain the award. In other words, a holder could terminate his or her employment or non-employment relationship with the Company after the four year requisite service period, but still retain the right to vest in the award if the Company completes an IPO at a later date prior to the expiration of the award.

The Statement 123(R) Resource Group discussed the accounting for an award with a performance condition satisfied after the service period. However, no consensus was reached. Three approaches were identified:

1.	Account for the condition similar to a post-vesting restriction. Under this approach, a company would incorporate the probability of achieving the performance target into the estimate of fair value on the grant date and recognizes compensation cost over the requisite service period even if the performance condition ultimately is not met.

2.	Account for the condition as a condition other than a service, performance or market condition. This requires the award to be classified as a liability subject to remeasurement at fair value each reporting period until the award is settled.

3.	Account for the condition similar to a performance condition. Under this approach, a company recognizes compensation cost over the requisite service period if it is probable that the performance target will be achieved. In periods subsequent to the service period, compensation cost is adjusted if the probability assessment changes. For example, if initially it was not probable the performance target would be achieved (and thus, no compensation cost was recognized during the service period), and after the service period is completed, it becomes probable that the target will be achieved, compensation cost would be recognized immediately.

We believe that all three approaches are acceptable under U.S. GAAP. However, we believe the third approach, which is the approach adopted by the Company and will be consistently applied, is preferable under U.S. GAAP as it best reflects the economics of the transaction because the award holder does not receive any benefit from the award unless the performance target is achieved. The approach adopted by the Company is consistent with the approach provided in the proposed Accounting Standards Update, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (EITF 13-D).

The Staff has expressed a view that in measuring the fair value of liability classified awards with post-vesting contingencies, registrants should incorporate the probability of achieving the contingency (such as a “performance type” condition) that will be resolved after an employee vests in the award (i.e., completes the requisite service period). This is true even for performance conditions that may not be considered “probable,” such as a change in control event. However, neither the employee or non-employee awards granted by the Company are liability classified. Accordingly, we do not believe this guidance applies to the Company’s fact pattern.

Pro forma earnings per share

As noted in footnote 2 to the consolidated financial statements in the Registration Statement, unaudited pro forma basic and diluted net loss per share was calculated by dividing net loss attributable to common stockholders, excluding the impact of gains (losses) on the extinguishment of preferred stock and accretion of preferred stock, and including the impact of compensation expense associated with awards of restricted stock that contain a performance condition wherein vesting is contingent upon the Company’s consummation of a Liquidity Event by the pro forma weighted-average number of common shares outstanding.

Securities and Exchange Commission	- 7 -	March 4, 2014

The adjustment to the numerator of pro forma earnings per share for performance based restricted stock includes the compensation expense that would have been recognized at December 31, 2013 had the performance condition been satisfied. In this regard, the amount represents the entire grant-date fair value of fully vested awards plus the amortization of 8 days of share-based compensation expense associated with awards that vest over a four year requisite service condition.

The adjustment to the denominator of pro forma earnings per share for performance based restricted stock includes the weighted average shares outstanding for only those awards that vested. None of the unvested share-based awards are included in diluted EPS denominator as the impact would be antidilutive due to the Company’s net loss.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7809.

Very truly yours,

/s/ Christopher Comeau

Christopher Comeau

cc:	John P. Butler

Nicole R. Hadas

Peter N. Handrinos